[redacted]

10026026

ES

E COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EZE CASTLE TRANSACTION SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12 Farnsworth Street 6th Floor
(No. and Street)

Boston	**MA**	**02210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Cameron Hyzer **(617) 316 1012**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/2010

OATH OR AFFIRMATION

I, Cameron Hyzer, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EZE CASTLE TRANSACTION SERVICES LLC, as of December 31st, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

RAOUL F. SCOTT
Notary Public
Commonwealth of Massachusetts
My Commission Expires November 26, 2015

Notary Public

Peter Cameron Hyzer, Treasurer

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eze Castle Transaction Services LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 12, 2010

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 14,708,841
Receivables from brokers and dealers and unbilled revenue, net of allowance of $96,961	9,223,621
Other assets	382,137
Total assets	$ 24,314,599
Liabilities and member's equity	
Liabilities:	
Accounts payable and other accrued expenses	$ 271,669
Due to affiliates	155,652
Total liabilities	427,321
Member's equity	23,887,278
Total liabilities and member's equity	$ 24,314,599

The accompanying notes are an integral part of this Statement of Financial Condition.

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited liability company registered in the State of Delaware. The Company was formed on April 7, 2004 and commenced operations on December 14, 2004. The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection systems and the Eze OMS, a software application developed and licensed to buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self regulatory organization.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's directors, management team, and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and was developed in accordance with the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition, in conformity withUS GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and US Treasury bills.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported upon the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms of cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Other Assets

Other assets consist primarily of amounts due from affiliates.

2. Significant Accounting Policies (continued)

Income Taxes

The Company, as a single member limited liability company, is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, pursuant to a tax sharing agreement between Group and the Company. The tax provision for the Company has been computed on a separate return basis.

On January 1, 2009, the Company adopted the ASC guidance related to accounting for uncertainty in income taxes. In accordance with the ASC, an entity is permitted to recognize the benefits of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement. The adoption of these provisions did not have a material impact on the Company's statement of financial condition.

Recent Accounting Developments

In June 2009, the FASB announced that the ASC would become the source of authoritative U.S. accounting and reporting standards, in addition to guidance issued by the SEC. The ASC does not change U.S. GAAP. The ASC is effective for financial statements issued for periods ending after September 15, 2009. The adoption of ASC did not have an effect on the Company's statement of financial condition, with the exception of the reference to accounting guidance in the notes to the statement of financial condition.

In May 2009, the FASB issued new guidance on accounting and disclosure standards for events occurring after the balance sheet date but before the financial statements are issued or available to be issued. The new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions that occurred after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance also requires a reporting entity to disclose the date through which an entity has evaluated its subsequent events. The adoption of

2. Significant Accounting Policies (continued)

the new subsequent events standards did not have any effect on the Company's statement of financial condition with the exception of requiring an additional disclosure.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

At December 31, 2009, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Footnote 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

4. Related Party Transactions

On January 1, 2009, the Intercompany Support Services Agreement previously in effect between the Company and ECS was amended and superseded by the Connectivity Services Agreement ("CSA") and Servicing Agreement. Under the CSA, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company in order for it to render the FIX connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections as determined by the CSA.

Under the Servicing Agreement between the Company and ECS, ECS assists the Company by providing it with certain administrative services or goods and, in turn, the Company agrees to pay ECS a monthly servicing fee to cover such expenses. The service fees charged by ECS are determined through calculated allocations.

The Company had a payable relating to the CSA and Servicing Agreement at December 31, 2009 of $110,873 reflected in due to affiliates on the statement of financial condition.

Under a standard Connectivity Services Agreement, the Company contracts with ConvergEx Execution Solutions LLC ("CES") and G-Trade Services LLC ("G-Trade") to supply FIX connectivity services. Both CES and G-Trade are affiliated entities controlled by ConvergEx. The Company was due $337,163 and $14,510 from CES and G-Trade, respectively, at December 31, 2009 relating to these services. These amounts are reflected in other assets on the statement of financial condition.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2009, the Company had net capital of $14,109,898, which was $14,081,410 in excess of its minimum net capital requirement of $28,488. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

5. Net Capital Requirements (continued)

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

6. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

7. Guarantees

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

At December 31, 2009, Group and Eze Castle had $748,688,918 of debt outstanding. Group's ownership interest in the Parent was pledged as security against the debt.

8. Subsequent Events

The Company expects to pay a dividend of approximately $11 million to ECS before March 1, 2010.

STATEMENT OF FINANCIAL CONDITION

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
December 31, 2009
With Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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